NORSAT INTERNATIONAL INC. ANNOUNCES RECENT CONTRACT ORDERS

- Purchase Orders Exceeded $4.2 Million for Satellite Terminals -

Vancouver, British Columbia – October 4, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has received several contracts for Norsat satellite terminals in support of U.S. Government organizations in recent weeks, with a total value in excess of $4.2 million. Compared to the prior year, these orders were received late in the third quarter and are expected to ship during the fourth quarter. Due to the timing of these orders, revenues for the third quarter ended September 30, 2010 are anticipated to be below levels reported in 2009. The Company expects third quarter results to remain profitable when announced on October 28, 2010.

Dr. Amiee Chan, President and CEO of Norsat, stated, “I’m pleased with these recent contract wins. While the timing is something we can not control and can disrupt quarterly results at times, the key importance for us is that these orders have been placed, are funded and are now in our backlog.  Particularly satisfying are that several of these orders are for new products that we have developed in consultation with customers. We look forward to releasing these new products to the general market in the fourth quarter. I believe that these wins are a direct result of how Norsat can leverage its strengths, especially by listening to what our customers are seeking and delivering on their exacting requirements.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.